UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☐ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
    - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☑ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
Pippy Sips LLC

Legal status of issuer

   Form
   Limited Liability Company

   Jurisdiction of Incorporation/Organization
   Pennsylvania

   Date of organization
   May 12, 2017

Physical address of issuer
437 Hoffman Street, Philadelphia , PA 19148

Website of issuer
https://www.pippysips.com

Current number of employees
2

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$122,794.00	$140,109.00
Cash & Cash Equivalents	$15,631.00	$53,119.00
Accounts Receivable	$1,069.00	$0.00
Short-term Debt	$0.00	$0.00
Long-term Debt	$173,764.00	$163,907.00
Revenues/Sales	$30,412.00	$0.00
Cost of Goods Sold	$19,465.00	$0.00
Taxes Paid	$0.00	$0.00
Net Income	-$66,381.00	-$43,765.00

April 27, 2023

FORM C-AR

Pippy Sips LLC



This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR) is being furnished by Pippy Sips LLC, a Pennsylvania Limited Liability Company (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at https://www.pippysips.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is April 23, 2023

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this

Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

Pippy Sips LLC (the "Company") is a Pennsylvania Limited Liability Company, formed on May 12, 2017.

The Company is located at 437 Hoffman Street, Philadelphia , PA 19148.

The Company's website is https://www.pippysips.com.

The information available on or through our website is not a part of this Form C-AR.

The Business

We are an online seller of Maia, a patented, all-in-one system for storing, cooling, and temperature-monitoring of breastmilk.

RISK FACTORS

Risks Related to the Company's Business and Industry

Our future success depends in large part on the efforts of a small team, only one of whom is fulltime.

The company has created a premium breast pump accessory product. Copycatting is expected, and our ability to stay ahead of the pack will depend in part on the strength of our IP. We have an issued patent and two registered trademarks and a copyright, but creative competitors may seek to work around the IP moat.

Compared to other developed countries, U.S.law is weak when it comes to family leave policy for working parents. If the legal landscape were to significantly change - for example, if moms were allowed take 1 year of paid leave after the birth of their kids in order to nurse at home (and, therefore, likely lessen or eliminate the need to regularly pump for many) - it could reduce sales of our products.

Some of our components are sourced overseas, which leaves the company subject to supply chain risks (e.g., political maneuvering, or economic instability, of a foreign government).

Large companies in the breast pump space could start innovating the accessory space.
Being that these establishment brands have significantly more resources, this competition threat could interfere with our revenues.

There is a high failure rate for new businesses. While our products have been tested and are extremely reliable, especially when compared to analogous companies, an unexpected product failure can hurt our image and gross sales.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

BUSINESS

Description of the Business

We are an online seller of Maia, a patented, all-in-one system for storing, cooling, and temperature-monitoring of breastmilk.

Business Plan

The Company is committed to bringing the best user experience to its customers through product innovation and customer service. The Company's business strategy leverages its unique ability to design and develop its own source code, hardware, and other features; and to provide its customers products and solutions with innovative design, superior ease-of-use and seamless integration into customers' daily lives.

History of the Business

The Company's Products and/or Services

Product / Service	Description	Current Market
Maia	An all-in-one system for storing, cooling, transporting and monitoring breastmilk.	Expecting moms; moms who are currently breastfeeding and pumping; baby-shower invitees

We have no new products in development

Online sales through our e-commerce platform; product shipped DTC

Competition

The Company's primary competitors are Mila's Keeper; Junobie; Ceres Chill.

The competitive market for Pippy Sips is growing. Principal competitive factors important to Pippy Sips include price, product features, relative price/performance, product quality and reliability, design innovation, marketing and distribution capability, customer service/support, and corporate reputation.

Supply Chain and Customer Base

Components for our product are purchased in the ordinary course of business from several suppliers. These are mostly custom components but none of the suppliers provides a unique service. In general, these materials are available from multiple sources. We have successfully secured the materials necessary to meet our requirements, even where there have been short-term imbalances, but with respect to microcontrollers, specifically, that has generally been at higher prices than those historically paid.

The Company's customers are expecting moms and currently pumping moms, and those gifting to the latter categories (e.g., baby shower invitees).

Intellectual Property

Patents

Application or Registration #	Title	Description	File Date	Grant Date	Country
Patent No. US	System for Storage,	Utility patent	December 6, 2019	November 16, 2021	USA

11,173,099	Cooling and Monitoring of Breastmilk				

Trademarks

Application or Registration #	Goods / Services	Mark	File Date	Registration Date	Country
6,975,155	Goods	MAIA	October 15, 2021	February 7, 2023	USA
6,975,156	Company slogan	MAKING BREASTMILK EVEN COOLER	October 15, 2021	February 7, 2023	USA

Copyright Registrations

Registration #	Title	Description	Registration Date
TX 9-067-391	Maia Source Code	Software code for product	January 25, 2022

Governmental/Regulatory Approval and Compliance

Our business has been and will continue to be subject to various U.S. laws and regulations. Failure to comply with these laws and regulations could subject us to administrative and legal proceedings and actions by these various governmental bodies.

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

Other

The Company's principal address is 437 Hoffman Street, Philadelphia , PA 19148

The Company has the following additional addresses: 505 Keystone Road, Unit A Upper Southampton Twp., PA 18966

The Company conducts business in Pennsylvania.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Amber Lee Venti

All positions and offices held with the Company and date such position(s) was held with start and ending dates

CEO/President/Secretary, 2017 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

CEO @ Pippy Sips LLC (2017 - present) Therapist - independent contractor (July 2022 - present) EBP Implementation Manager @ Community Behavioral Health (Sept. 2019 - July 2022)

Education

Drexel University M.A., Dance/Movement Therapy 2007 -2009 The George Washington University Bachelor's degree, English Language and Literature/Letters and Dance 2001 -2005

Officers of the Company

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Joe Venti

All positions and offices held with the Company and date such position(s) was held with start and ending dates

COO/Vice President/Treasurer, May 2017 – present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

U.S. Court of Appeals for the Third Circuit – legal division, Philadelphia, Pennsylvania Staff Attorney, April 2016 – present

Education

Rutgers University School of Law, Camden, New Jersey (J.D., May 2008) The George Washington University, Washington, D.C. (B.A., May 2005)

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Pennsylvania law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 2 employees in Pennsylvania.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Class A Convertible Notes
Amount outstanding	$63,514
Voting Rights	Holders should review their Note to understand whether and to what extent they will have voting rights upon conversion
Anti-Dilution Rights	Holders should review their Note to understand whether and to what extent they have anti-dilution rights
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	This is the Reg. CF raise.

Type of security	Class A SAFE (Simple Agreement for Future Equity)
Amount outstanding	$50,000
Voting Rights	Holders should review their Note to understand whether and to what extent they will have voting rights upon conversion
Anti-Dilution Rights	Holders should review their Note to understand whether and to what extent they have anti-dilution rights
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	Any security – including this one - that, upon conversion, causes the issuance of additional membership units will dilute the equity in the Company owned by the holders of converted Reg. CF Notes

Type of security	Class A Convertible Notes
Amount outstanding	$25,000
Voting Rights	Holders should review their Note to understand whether and to what extent they will have voting rights upon conversion
Anti-Dilution Rights	Holders should review their Note to understand whether and to what extent they have anti-dilution rights
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	Any security – including this one - that, upon conversion, causes the issuance of additional membership units will dilute the equity in the Company owned by the holders of converted Reg. CF Notes

The Company has the following debt outstanding:

Type of debt	Convertible Notes
Name of creditor	Reg CF note-holders
Amount outstanding	$63,514.00
Interest rate and payment schedule	4%; 3 year maturity
Amortization schedule	N/A
Describe any collateral or security	N/A
Maturity date	December 15, 2022
Other material terms	Payout of 200% of the face amount of each Note upon a pre-conversion liquidity event

Type of debt	Notes
Name of creditor	Bankers Healthcare Group
Amount outstanding	$78,513.31
Interest rate and payment schedule	13.74%; $1,156.25/month for 144 months
Amortization schedule	Date Payment Interest Principal Balance Loan 12/10/2021 81,382.50 2021 Totals 0.00 0.00 0.00 1 01/10/2022 1,156.25 931.84 224.41 81,158.09 2 02/10/2022 1,156.25 929.27 226.98 80,931.11 3 03/10/2022 1,156.25 926.67 229.58 80,701.53 4 04/10/2022 1,156.25 924.04 232.21 80,469.32 5 05/10/2022 1,156.25 921.38 234.87 80,234.45 6 06/10/2022 1,156.25 918.69 237.56 79,996.89 7 07/10/2022 1,156.25 915.97 240.28 79,756.61 8 08/10/2022 1,156.25 913.22 243.03 79,513.58 9 09/10/2022 1,156.25 910.44 245.81 79,267.77 10 10/10/2022 1,156.25 907.62 248.63 79,019.14 11 11/10/2022 1,156.25 904.77 251.48 78,767.66 12 12/10/2022 1,156.25 901.90 254.35 78,513.31 2022 Totals 13,875.00 11,005.81 2,869.19 13 01/10/2023 1,156.25 898.98 257.27 78,256.04 14 02/10/2023 1,156.25 896.04 260.21 77,995.83 15 03/10/2023 1,156.25 893.06 263.19 77,732.64 16 04/10/2023 1,156.25 890.04 266.21 77,466.43 17 05/10/2023 1,156.25 887.00 269.25 77,197.18 18 06/10/2023 1,156.25 883.91 272.34 76,924.84

19	07/10/2023	1,156.25	880.79	275.46
76,649.38				
20	08/10/2023	1,156.25	877.64	278.61
76,370.77				
21	09/10/2023	1,156.25	874.45	281.80
76,088.97				
22	10/10/2023	1,156.25	871.22	285.03
75,803.94				
23	11/10/2023	1,156.25	867.96	288.29
75,515.65				
24	12/10/2023	1,156.25	864.66	291.59
75,224.06				
2023 Totals	13,875.00	10,585.75	3,289.25	
25	01/10/2024	1,156.25	861.32	294.93
74,929.13				
26	02/10/2024	1,156.25	857.94	298.31
74,630.82				
27	03/10/2024	1,156.25	854.53	301.72
74,329.10				
28	04/10/2024	1,156.25	851.07	305.18
74,023.92				
29	05/10/2024	1,156.25	847.58	308.67
73,715.25				
30	06/10/2024	1,156.25	844.04	312.21
73,403.04				
31	07/10/2024	1,156.25	840.47	315.78
73,087.26				
32	08/10/2024	1,156.25	836.85	319.40
72,767.86				
33	09/10/2024	1,156.25	833.20	323.05
72,444.81				
34	10/10/2024	1,156.25	829.50	326.75
72,118.06				
35	11/10/2024	1,156.25	825.76	330.49
71,787.57				
36	12/10/2024	1,156.25	821.97	334.28
71,453.29				
2024 Totals	13,875.00	10,104.23	3,770.77	
37	01/10/2025	1,156.25	818.15	338.10
71,115.19				
38	02/10/2025	1,156.25	814.27	341.98
70,773.21				
39	03/10/2025	1,156.25	810.36	345.89
70,427.32				
40	04/10/2025	1,156.25	806.40	349.85
70,077.47				
41	05/10/2025	1,156.25	802.39	353.86

	69,723.61			
42	06/10/2025	1,156.25	798.34	357.91
	69,365.70			
43	07/10/2025	1,156.25	794.24	362.01
	69,003.69			
44	08/10/2025	1,156.25	790.10	366.15
	68,637.54			
45	09/10/2025	1,156.25	785.90	370.35
	68,267.19			
46	10/10/2025	1,156.25	781.66	374.59
	67,892.60			
47	11/10/2025	1,156.25	777.38	378.87
	67,513.73			
48	12/10/2025	1,156.25	773.04	383.21
	67,130.52			

2025 Totals 13,875.00 9,552.23 4,322.77

49	01/10/2026	1,156.25	768.65	387.60
	66,742.92			
50	02/10/2026	1,156.25	764.21	392.04
	66,350.88			
51	03/10/2026	1,156.25	759.72	396.53
	65,954.35			
52	04/10/2026	1,156.25	755.18	401.07
	65,553.28			
53	05/10/2026	1,156.25	750.59	405.66
	65,147.62			
54	06/10/2026	1,156.25	745.94	410.31
	64,737.31			
55	07/10/2026	1,156.25	741.25	415.00
	64,322.31			
56	08/10/2026	1,156.25	736.50	419.75
	63,902.56			
57	09/10/2026	1,156.25	731.69	424.56
	63,478.00			
58	10/10/2026	1,156.25	726.83	429.42
	63,048.58			
59	11/10/2026	1,156.25	721.91	434.34
	62,614.24			
60	12/10/2026	1,156.25	716.94	439.31
	62,174.93			

2026 Totals 13,875.00 8,919.41 4,955.59

61	01/10/2027	1,156.25	711.91	444.34
	61,730.59			
62	02/10/2027	1,156.25	706.82	449.43
	61,281.16			
63	03/10/2027	1,156.25	701.67	454.58
	60,826.58			

64	04/10/2027	1,156.25	696.47	459.78
60,366.80				
65	05/10/2027	1,156.25	691.20	465.05
59,901.75				
66	06/10/2027	1,156.25	685.88	470.37
59,431.38				
67	07/10/2027	1,156.25	680.49	475.76
58,955.62				
68	08/10/2027	1,156.25	675.05	481.20
58,474.42				
69	09/10/2027	1,156.25	669.54	486.71
57,987.71				
70	10/10/2027	1,156.25	663.96	492.29
57,495.42				
71	11/10/2027	1,156.25	658.33	497.92
56,997.50				
72	12/10/2027	1,156.25	652.63	503.62
56,493.88				
2027 Totals	13,875.00	8,193.95	5,681.05	
73	01/10/2028	1,156.25	646.86	509.39
55,984.49				
74	02/10/2028	1,156.25	641.03	515.22
55,469.27				
75	03/10/2028	1,156.25	635.13	521.12
54,948.15				
76	04/10/2028	1,156.25	629.16	527.09
54,421.06				
77	05/10/2028	1,156.25	623.13	533.12
53,887.94				
78	06/10/2028	1,156.25	617.02	539.23
53,348.71				
79	07/10/2028	1,156.25	610.85	545.40
52,803.31				
80	08/10/2028	1,156.25	604.60	551.65
52,251.66				
81	09/10/2028	1,156.25	598.29	557.96
51,693.70				
82	10/10/2028	1,156.25	591.90	564.35
51,129.35				
83	11/10/2028	1,156.25	585.43	570.82
50,558.53				
84	12/10/2028	1,156.25	578.90	577.35
49,981.18				
2028 Totals	13,875.00	7,362.30	6,512.70	
85	01/10/2029	1,156.25	572.29	583.96
49,397.22				
86	02/10/2029	1,156.25	565.60	590.65

				48,806.57
87	03/10/2029	1,156.25	558.84	597.41
				48,209.16
88	04/10/2029	1,156.25	552.00	604.25
				47,604.91
89	05/10/2029	1,156.25	545.08	611.17
				46,993.74
90	06/10/2029	1,156.25	538.08	618.17
				46,375.57
91	07/10/2029	1,156.25	531.00	625.25
				45,750.32
92	08/10/2029	1,156.25	523.84	632.41
				45,117.91
93	09/10/2029	1,156.25	516.60	639.65
				44,478.26
94	10/10/2029	1,156.25	509.28	646.97
				43,831.29
95	11/10/2029	1,156.25	501.87	654.38
				43,176.91
96	12/10/2029	1,156.25	494.38	661.87
				42,515.04

2029 Totals 13,875.00 6,408.86 7,466.14

97	01/10/2030	1,156.25	486.80	669.45
				41,845.59
98	02/10/2030	1,156.25	479.13	677.12
				41,168.47
99	03/10/2030	1,156.25	471.38	684.87
				40,483.60
100	04/10/2030	1,156.25	463.54	692.71
				39,790.89
101	05/10/2030	1,156.25	455.61	700.64
				39,090.25
102	06/10/2030	1,156.25	447.59	708.66
				38,381.59
103	07/10/2030	1,156.25	439.47	716.78
				37,664.81
104	08/10/2030	1,156.25	431.26	724.99
				36,939.82
105	09/10/2030	1,156.25	422.96	733.29
				36,206.53
106	10/10/2030	1,156.25	414.57	741.68
				35,464.85
107	11/10/2030	1,156.25	406.08	750.17
				34,714.68
108	12/10/2030	1,156.25	397.49	758.76
				33,955.92

2030 Totals 13,875.00 5,315.88 8,559.12

109	01/10/2031	1,156.25	388.80	767.45
33,188.47				
110	02/10/2031	1,156.25	380.01	776.24
32,412.23				
111	03/10/2031	1,156.25	371.12	785.13
31,627.10				
112	04/10/2031	1,156.25	362.13	794.12
30,832.98				
113	05/10/2031	1,156.25	353.04	803.21
30,029.77				
114	06/10/2031	1,156.25	343.84	812.41
29,217.36				
115	07/10/2031	1,156.25	334.54	821.71
28,395.65				
116	08/10/2031	1,156.25	325.13	831.12
27,564.53				
117	09/10/2031	1,156.25	315.62	840.63
26,723.90				
118	10/10/2031	1,156.25	305.99	850.26
25,873.64				
119	11/10/2031	1,156.25	296.26	859.99
25,013.65				
120	12/10/2031	1,156.25	286.41	869.84
24,143.81				

2031 Totals 13,875.00 4,062.89 9,812.11

121	01/10/2032	1,156.25	276.45	879.80
23,264.01				
122	02/10/2032	1,156.25	266.37	889.88
22,374.13				
123	03/10/2032	1,156.25	256.19	900.06
21,474.07				
124	04/10/2032	1,156.25	245.88	910.37
20,563.70				
125	05/10/2032	1,156.25	235.46	920.79
19,642.91				
126	06/10/2032	1,156.25	224.91	931.34
18,711.57				
127	07/10/2032	1,156.25	214.25	942.00
17,769.57				
128	08/10/2032	1,156.25	203.46	952.79
16,816.78				
129	09/10/2032	1,156.25	192.55	963.70
15,853.08				
130	10/10/2032	1,156.25	181.52	974.73
14,878.35				
131	11/10/2032	1,156.25	170.36	985.89
13,892.46				
132	12/10/2032	1,156.25	159.07	997.18

	12,895.28 2032 Totals 13,875.00 2,626.47 11,248.53 133 01/10/2033 1,156.25 147.65 1,008.60 11,886.68 134 02/10/2033 1,156.25 136.10 1,020.15 10,866.53 135 03/10/2033 1,156.25 124.42 1,031.83 9,834.70 136 04/10/2033 1,156.25 112.61 1,043.64 8,791.06 137 05/10/2033 1,156.25 100.66 1,055.59 7,735.47 138 06/10/2033 1,156.25 88.57 1,067.68 6,667.79 139 07/10/2033 1,156.25 76.35 1,079.90 5,587.89 140 08/10/2033 1,156.25 63.98 1,092.27 4,495.62 141 09/10/2033 1,156.25 51.48 1,104.77 3,390.85 142 10/10/2033 1,156.25 38.83 1,117.42 2,273.43 143 11/10/2033 1,156.25 26.03 1,130.22 1,143.21 144 12/10/2033 1,156.25 13.04 1,143.21 0.00 2033 Totals 13,875.00 979.72 12,895.28 Grand Totals 166,500.00 85,117.50 81,382.50
Describe any collateral or security	Personal life insurance policy used as security
Maturity date	December 10, 2033
Other material terms	N/A

Type of debt	Convertible Notes
Name of creditor	Bucks County IDA
Amount outstanding	$25,000.00
Interest rate and payment schedule	3%
Amortization schedule	N/A
Describe any collateral or security	N/A
Maturity date	September 3, 2024
Other material terms	N/A

The total amount of outstanding debt of the company is $167,027.31.

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering

Ownership

A majority of the Company is owned by the founders, Amber Lee Venti and Joe Venti

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned
Joe Venti	23.7%
Amber Lee Venti	71.1%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Recent Tax Return Information (for year ending 12/31/2022)

Total Income	Taxable Income	Total Tax
$18,326.00	$0.00	$0.00

Operations

Pippy Sips sold out its first round of units and has the funds necessary to complete production of its second, larger round. Our most significant challenge is spending the amount needed to effectively market a new category of product in a way that is sustainable and allows our monthly revenue to continue to exceed our monthly burn.

Pippy Sips's goal in the next 12 months is to sell a substantial number of units from our second production round. Doing so will put the company on track towards profitability.

Liquidity and Capital Resources

On April 3, 2020, the Company conducted an offering pursuant to Regulation CF and raised $64,014.

The Company has the following sources of capital in addition to the proceeds from the Regulation CF Offering:

The company has a $40,000 line of credit.

The company was awarded $173,520 from the Commonwealth of Pennsylvania through its Angel Investment Venture Capital Program. The company anticipates receipt of those funds sometime in FY23.

Capital Expenditures and Other Obligations

The Company intends to make the following material capital expenditures in the future:

The company has an open purchase order (PO) with our contract-manufacturing partner in Pennsylvania to source electronic components of Maia and assemble the full units. The PO will be fulfilled in phases over a period of years.

Material Changes and Other Information

Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has the following transactions with related persons:

Loans

Related Person/Entity	Charles Venti and A my Venti
Relationship to the Company	Parents of Joseph Alan Venti(COO)
Total amount of money involved	$3,000.00
Benefits or compensation received by related person	Interest income
Benefits or compensation received by Company	N/A
Description of the transaction	Loan; Interest Rate: 6.0% per annum; Maturity date 5/19/20; Outstanding Principal Balance: $0.00 as of 10/28/19

Related Person/Entity	Peter Venti
Relationship to the Company	Brother of Joseph Alan Venti(COO)
Total amount of money involved	$2,000.00
Benefits or compensation received by related person	Interest income
Benefits or compensation received by Company	N/A
Description of the transaction	Loan; Interest rate: 6.0%per annum; Maturity Date: 05/10/18; Outstanding Principal Balance: $0.00 as of 10/28/19
Related Person/Entity	David Venti and Karen Venti
Relationship to the Company	Brother and Sister-in-Law of Joseph Alan Venti (COO)
Total amount of money involved	$2,000.00
Benefits or compensation received by related person	Interest income
Benefits or compensation received by Company	N/A
Description of the transaction	Loan; Interest Rate: 6.0 % per annum; Maturity Date: 07/23/20; Outstanding Principal Balance: $0.00 as of 10/28/19

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

OTHER INFORMATION

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Amber Lee Venti
(Signature)

Amber Lee Venti
(Name)

CEO
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/Amber Lee Venti
(Signature)

Amber Lee Venti
(Name)

CEO
(Title)

(Date)

/s/Joe Venti
(Signature)

Joe Venti
(Name)

COO
(Title)

(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

Exhibit A   Financial Statements

EXHIBIT A

Financial Statements

PIPPY SIPS LLC
Statement of Income

	Fiscal Year Ended December 31,	Fiscal Year Ended December 31,
	2022	**2021**
Net Sales	$ 30,412	$ -
Cost of sales	19,465	-
Gross profit	**10,947**	**-**
Contractors	3,728	22,792
Office Supplies & Software	4,695	1,740
Bank Charges & Fees	3,120	158
Lease Expense	5,250	
Interest Expense	23,837	2,853
Insurance	4,125	
Legal & Prof Fees	980	2,279
Duty & Taxes	291	2,177
Research & Testing	7,726	6,456
Shipping, Freight & Delivery	2,613	215
Adv & Marketing	18,988	2,000
T&E	2,131	180
Misc Exp	1,078	6,187
Total OPEX	**78,561**	**47,038**
Income from operations	**(67,615)**	**(47,038)**
Misc Income	2,944	3,272
Total Other Income	**2,944**	**3,272**
Other expenses	1,710	-
Income before income taxes	**(66,381)**	**(43,765)**
Income tax expense	-	-
Net income	**$ (66,381)**	**$ (43,765)**

PIPPY SIPS LLC
Statement of Income

| | Fiscal Year Ended December 31, | |
	2022	2021
Net Sales	$ 30,412	$ -
Cost of sales	19,465	-
Gross profit	10,947	-
Selling, general and administrative expenses	78,561	47,038
Income from operations	(67,615)	(47,038)
Other income	2,944	3,272
Other expenses	1,710	-
Income before income taxes	(66,381)	(43,765)
Income tax expense	-	-
Net income	$ (66,381)	$ (43,765)

PIPPY SIPS LLC
Balance Sheet

	December 31, 2022	December 31, 2021
Assets		
Assets, current:		
Cash and cash equivalents	$ 15,631	$ 53,119
Accounts Receivable	1,069	-
Inventory	51,502	35,322
Other Current Assets	-	-
Total Current Assets	68,202	88,440
Net Book Value of Fixed Assets	42,352	40,664
Deposits	2,550	-
Other intangible assets	9,690	11,005
Total assets	$ 122,794	$ 140,109
Liabilities and Stockholders' Equity		
Liabilities, current:		
Accounts Payable	$ 25,555	$ 3,014
Accrued Expenses and other current liabilities	9	-
Unearned Income	-	3,510
Accrued compensation and benefits	-	-
Total current liabilities	25,564	6,524
Long-term debt	173,764	163,907
Total liabilities	199,329	170,431
Shareholders' equity:		
Owner's capital	102,674	102,674
Equity Investments	70,000	49,833
Retained earnings (Deficit)	(248,404)	(182,023)
Total Shareholders' Equity	(75,729)	(29,516)
Total Liabilities and Shareholders' Equity	$ 123,599	$ 140,915

PIPPY SIPS LLC
Statement of Cash Flows

	Fiscal Year Ended December 31,	
	2022	**2021**
Cash flows from operating activities:		
Net income	$ (66,381)	$ (43,765)
Changes in assets and liabilities		
Inventory Purchases	(16,180)	(35,322)
Accounts Receivable	(1,069)	
Payable, accrued expenses and other liabilities	22,550	(15,542)
Net cash provided by operating activities	5,301	(50,864)
Cash flows from investing activities:		
Purchase of Fixed Assets (Tooling)	(1,688)	(40,664)
Security Deposits	(2,550)	
Cash paid for patent	1,315	(4,225)
Net cash flows used in investing activities:	(2,923)	(44,889)
Cash flows from financing activities:		
Investments from Owners	-	4,587
Proceeds from long-term debt	9,857	99,893
Proceeds from Equity Investments	20,167	24,833
Proceeds from crowdfunding/pre-orders	(3,510)	3,618
Net cash used in financing activities	26,515	132,931
Increase (decrease) in cash and cash equivalents	28,893	37,178
Cash and cash equivalents at beginning of period	$ 53,119	$ 59,706
Cash and cash equivalents at end of period	**$ 15,631**	**$ 53,119**

PIPPY SIPS LLC
NOTES TO FINANCIAL STATEMENTS

1. Nature of Business
Pippy Sips LLC is a limited liability company formed under the laws of the Commonwealth of Pennsylvania. The company's purpose is to design and sell a product that cools, transports, and monitors breastmilk.

In August the company sold its first products and continued to see sales steadily climbing through the year. The company intends to continue seeking investments to fund future production in 2023.

2. Other Income
$2.5k received in 2022 from competition prize money.

3. Accounts Receivable
Balance of Receivables represents current sales processed and not deposited.

4. Cash and cash equivalents
Cash equivalents represent current cash available to spend; all of which is held at federally insured banks.

5. Intangible Assets

Intangible assets represent the current costs associated with IP filings (patent, trademarks). Amortization on these assets LTD was recognized in 2022 for $1.7k

6. Fixed Assets
Account exclusively represents the value of Tooling owned by the company with product commencing in 2022 resulting in $3k in Amortization Expense reflected as a portion of COGs.

7. Research and development expense
Expenditures for research activities relating to product design, development and improvement are charged to expense as incurred and included in our statement of income in SG&A. The Company did not incur any research related expenses in 2022. Total research and development expenses of $38,243 and $22,792 during fiscal 2020 and 2021, respectively.

8. Unearned Income
As products were able to be distributed in 2022 all Unearned Income was recognized.

9. Long-term Debt
► Long-term debt consists of a Convertible Note funded through Reg CF equity crowdfunding. Conversion of this debt to equity is contingent on the company raising at least $1,000,000 in a qualified financing. The Reg CF Note has a three-year term; December 15, 2022 maturity date; and 4% interest rate. Upon expiration of the term, the Note fully matures and the face account and continually accruing interest are due. In 2022, $5,487 in Interest Expense was recorded. Additionally, if there is an exit event prior to conversion the note-holder is paid out 200% of the face amount of their investment.
► The company assumed a 12 Year Note Payable to Bankers Healthcare Group on 12.8.2021 resulting in Net Proceeds of $74,995 and Interest of 13.74%. In 2022 $11,720.25 in Interest Expense was recorded and $3,038 was paid against the Principle.
► Convertible Promissory Note received form Bucks County Industrial Development Authority on 9.2.2021 for $25,000 at 3% Interest. In 2022 $750 in Interest Expense was recorded.

10. Owner's Capital
The owner's capital includes the total funds invested by the companies owners, Amber L Venti a 71.06% stake holder & Joseph A Venti a 23.69% stake holder. As of December 31st 2022 the owners have contributed $102,674 of capital.

11. Equity Investment

► In 2020 the company received $25,000 in the form of a SAFE Note from "Ventas LS TRS, LLC". To be converted to units based on; 1) Qualified Financing Received equal to or greater than $2M 2) Non-Qualified Financing 3) Liquidity 4) At the Election of the Holder. There are no terms or interest for repayment of the investment.
► In 2021 company received $24,833 in the form of a SAFE Note from "Ventas LS TRS, LLC". To be converted to units based on; 1) Qualified Financing Received equal to or greater than $2M 2) Non-Qualified Financing 3) Liquidity 4) At the Election of the Holder. There are no terms or interest for repayment of the investment.
► In 2022 company received $20,000 from SKU Investment for a 5% stake in the company.

12. Subsequent Events
The company anticipates receipt in 2023 of funding ($176k) from Pennsylvania, through the County of Bucks, to be used for financing the bulk of the second production round. The company has already received a 'bridge' line of credit in April 2023, in the amount of $100,000, from the Count of Bucks, which will be repaid interest free once the funds from Pennsylvania are received by the company.